TORNET

August 23, 2004

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04036712

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

dlw 9/9

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 2.6 million square metres and a book value of approximately SEK 19 billion. More than 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January-June 2004

	2004:II	2003:II
Rental income, SEK m	**1 148**	1 217
Profit after tax, SEK m	**291**	764
Earnings per share, SEK	**11.26**	28.84
Operating profit, SEK m	**673**	724
Income from property sales net, SEK m	**192**	244
Income after financial items, SEK m	**403**	454
Cash flow from operations, SEK m	**507**	539
Shareholders' equity per share, SEK	**98***	209
Occupancy ratio area, %	**88.0**	88.9
Occupancy ratio financial, %	**89.6**	91.0

*After dividend of SEK 127.

Profit after tax
Profit after tax amounted to SEK 291 million (764).

Sales and acquisitions
12 properties (30) have been sold for SEK 633 million (993) with a capital gain of SEK 192 million (244). Three properties (3) have been acquired for SEK 155 million (1 004).

Events after the end of the period
Since the end of the reporting period, the process of arranging refinancing for the group's loans, as announced previously, has been completed and a dividend of SEK 127 per share has been paid to shareholders, as decided by the annual general meeting.

A structured sale of the subsidiary Malmstaden, or a significant part of it, is in progress.

Since the end of the reporting period, one property has been sold for SEK 3 million, with a capital gain of SEK 1 million.

New strategy and capital structure
Tornet has decided to adopt a new strategy, as a result of which the group will divest its assets and return any capital released by such measures to shareholders.

Danderyd, 20 August 2004
Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet, +46-8-544 905 02, +46-70-542 34 84